Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended, September 30, 2020 and 2019

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2020	2019
Assets
Current assets
Cash and cash equivalents		$449,014	$396,146
Trade and other receivables	6	129,019	105,994
Inventories	7	135,228	138,820
Prepaid expenses and other current assets		10,240	12,737
Other financial assets	8	1,729	2,049
Taxes receivable		10,269	7,289
		735,499	663,035
Receivables	6	18,225	19,264
Inventories	7	21,429	19,455
Other financial assets	8	14,378	11,287
Intangibles and other assets	9	21,475	10,411
Property, plant and equipment	10	3,693,940	3,662,559
Deferred tax assets	18b	85,742	75,046
		$4,590,688	$4,461,057
Liabilities
Current liabilities
Trade and other payables		$157,221	$192,404
Taxes payable		2,823	2,146
Other liabilities	11	45,183	49,411
Other financial liabilities	12	18,625	28,076
Lease liabilities	13	34,910	32,781
Deferred revenue	15	73,296	86,933
		332,058	391,751
Other financial liabilities	12	193,455	39,784
Lease liabilities	13	38,460	49,166
Long-term debt	14	1,175,104	985,255
Deferred revenue	15	477,285	476,823
Provisions	16	323,880	280,850
Pension obligations	17	20,051	29,599
Other employee benefits	17	124,738	116,778
Deferred tax liabilities	18b	221,193	242,928
		2,906,224	2,612,934
Equity
Share capital	19b	1,777,340	1,777,340
Reserves		(32,136)	(24,250)
Retained earnings		(60,740)	95,033
		1,684,464	1,848,123
		$4,590,688	$4,461,057
Commitments (note 22)

HUDBAY MINERALS INC. Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars)

	Note	Three months ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019
Revenue	5a	$316,108	$291,282	$770,128	$912,953
Cost of sales
Mine operating costs		180,832	178,041	502,251	536,435
Depreciation and amortization	5b	95,998	82,286	263,244	250,610
		276,830	260,327	765,495	787,045
Gross profit		39,278	30,955	4,633	125,908
Selling and administrative expenses		10,902	5,177	26,718	30,499
Exploration and evaluation expenses		2,750	7,668	10,715	21,010
Other expenses	5d	4,798	6,570	11,566	47,176
Impairment loss	5e	-	322,249	-	322,249
Results from operating activities		20,828	(310,709)	(44,366)	(295,026)
Net interest expense on long term debt	5f	21,738	16,286	61,102	48,784
Accretion on streaming arrangements	5f	10,785	15,944	42,816	53,827
Change in fair value of financial instruments	5f	(2,750)	2,072	8,150	212
Other net finance costs	5f	14,999	3,356	23,566	12,560
Net finance expense		44,772	37,658	135,634	115,383
Loss before tax		(23,944)	(348,367)	(180,000)	(410,409)
Tax expense (recovery)	18a	11	(73,571)	(28,010)	(68,054)
Loss for the period		$(23,955)	$(274,796)	$(151,990)	$(342,355)

Loss per share
Basic and diluted		$(0.09)	$(1.05)	$(0.58)	$(1.31)

Weighted average number of common shares outstanding:
Basic and diluted	20	261,272,151	261,272,151	261,272,151	261,272,151

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2020	2019 (Note 23a)	2020	2019 (Note 23a)
Cash generated from operating activities:
Loss for the period		$(23,955)	$(274,796)	$(151,990)	$(342,355)
Tax expense (recovery)	18a	11	(73,571)	(28,010)	(68,054)
Items not affecting cash:
Depreciation and amortization	5b	96,465	82,838	264,552	252,259
Share-based compensation expenses (recoveries)	5c	4,636	(2,904)	5,521	562
Net interest expense on long term debt	5f	21,738	16,286	61,102	48,784
Accretion on streaming arrangements	5f	10,785	15,944	42,816	53,827
Change in fair value of financial instruments	5f	(2,750)	2,072	8,150	212
Other net finance costs	5f	14,999	3,356	23,566	12,560
Inventory write-down	7	-	385	2,221	604
Amortization of deferred revenue and variable consideration	5a	(30,156)	(21,415)	(53,820)	(52,225)
Pension and other employee benefit payments, net of accruals		560	788	4,494	2,534
Write-down of UCM Receivable	5d	-	-	-	25,978
Decommissioning and restoration payments		(7,637)	-	(13,766)	-
Asset impairment	5e	-	322,249	-	322,249
Other [1]		1,136	3,648	(1,543)	(448)
Taxes paid		(1,449)	(3,676)	(7,501)	(18,344)
Operating cash flow before change in non-cash working capital		84,383	71,204	155,792	238,143
Change in non-cash working capital	23a	(6,448)	(27,721)	(37,402)	(25,953)
		77,935	43,483	118,390	212,190
Cash used in investing activities:
Acquisition of property, plant and equipment		(144,461)	(78,147)	(243,297)	(170,458)
Acquisition of subsidiary, net of cash acquired		-	-	-	(44,688)
Change in restricted cash		-	692	-	3,066
Net interest received		297	1,920	1,777	6,401
		(144,164)	(75,535)	(241,520)	(205,679)
Cash generated from/(used) in financing activities:
Issuance of senior unsecured notes, net of transaction costs	14a	191,824	-	191,824	-
Premium paid on redemption of notes	14a	(7,252)	-	(7,252)	-
Interest paid on long-term debt		(44,142)	(37,375)	(81,517)	(74,750)
Financing costs		(4,217)	(10,693)	(12,394)	(20,876)
Lease payments		(9,389)	(9,010)	(26,598)	(23,839)
Gold prepayment proceeds	12	-	-	115,005	-
Dividends paid	19b	(1,979)	(1,972)	(3,783)	(3,927)
		124,845	(59,050)	175,285	(123,392)
Effect of movement in exchange rates on cash and cash equivalents		(738)	13	713	(178)
Net increase (decrease) in cash and cash equivalents		57,878	(91,089)	52,868	(117,059)
Cash and cash equivalents, beginning of the period		391,136	489,527	396,146	515,497
Cash and cash equivalents, end of the period		$449,014	$398,438	$449,014	$398,438
[1] Includes disbursements for share based compensation, restructuring, realized foreign exchange gains and losses and Pampacancha delivery obligation payments.
For supplemental information, see note 23.

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited and in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Loss for the period	$(23,955)	$(274,796)	$(151,990)	$(342,355)

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign currency balances	4,646	(1,891)	(5,940)	5,567
	4,646	(1,891)	(5,940)	5,567

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation (note 12)	203	-	(277)	-
Tax effect	(55)	-	74	-
Remeasurement - actuarial (loss) gain	(1,158)	5,522	(1,256)	(5,822)
Tax effect	110	(101)	(1,234)	(816)
	(900)	5,421	(2,693)	(6,638)
Other comprehensive gain (loss) net of tax, for the period	3,746	3,530	(8,633)	(1,071)
Total comprehensive loss for the period	$(20,209)	$(271,266)	$(160,623)	$(343,426)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2019	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856
Loss	-	-	-	-	(342,355)	(342,355)
Other comprehensive income (loss)	-	-	5,567	(6,638)	-	(1,071)
Total comprehensive income (loss)	-	-	5,567	(6,638)	(342,355)	(343,426)
Dilution of Partner's investor in Rosemont		25,978				25,978
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(3,927)	(3,927)
Total contributions by and distributions to owners	-	-	-	-	(3,927)	(3,927)
Balance, September 30, 2019	$1,777,340	$54,815	$(6,252)	$(64,910)	$96,488	$1,857,481
Loss	-	-	-	-	(1,455)	(1,455)
Other comprehensive income (loss)	-	-	3,653	(11,556)	-	(7,903)
Total comprehensive income (loss)	-	-	3,653	(11,556)	(1,455)	(9,358)
Contributions by and distributions to owners:
Dividends	-	-	-	-	-	-
Total contributions by and distributions to owners	-	-	-	-	-	-
Balance, December 31, 2019	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2020	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123
Loss	-	-	-	-	(151,990)	(151,990)
Other comprehensive loss	-	-	(5,940)	(2,693)	-	(8,633)
Total comprehensive loss	-	-	(5,940)	(2,693)	(151,990)	(160,623)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(3,783)	(3,783)
Stock options (note 5c)	-	747	-	-	-	747
Total contributions by and distributions to owners	-	747	-	-	(3,783)	(3,036)
Balance, September 30, 2020	$1,777,340	$55,562	$(8,539)	$(79,159)	$(60,740)	$1,684,464

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and nine months ended September 30, 2020 and 2019 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at September 30, 2020 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)   Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on November 3, 2020.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(b)  COVID-19 estimation uncertainty:

At the end of 2019, a novel strain of coronavirus ("COVID-19") was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world, including regions Hudbay operates in. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Since then, containment measures have resulted in decreased economic activity, which has adversely affected the broader global economy.

The resulting impacts on global commerce have been and continue to be far-reaching. To date there has been volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted.

The Company has evaluated the potential impacts arising from COVID-19 on all aspects of its business.

(c)   Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2019.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

3. Significant accounting policies

These interim financial statements reflect the accounting policies applied by Hudbay in its audited consolidated financial statements for the year ended December 31, 2019 and comparative periods.

4. New standards

New standards and interpretations adopted

(a)  Amendment to IFRS 3 - Business Combinations

The amendment to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. This amendment is in effect January 1, 2020 and will be treated prospectively. Hudbay will apply these amendments to future acquisition transactions.

New standards and interpretations not yet adopted

(b)  Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing that assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

This amendment is in effect January 1, 2022 with early adoption permitted. Hudbay is currently working on determining  the effect of the adoption of this amendment on its consolidated financial statements, specifically to projects expected to achieve commercial production in the coming years. On adoption, an entity applies the amendments retrospectively only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Copper	$169,525	$177,044	$396,896	$584,679
Zinc	64,972	74,971	187,546	212,810
Gold	44,934	28,429	131,703	83,139
Silver	6,945	5,495	17,979	20,808
Molybdenum	5,301	8,984	16,797	26,568
Other	2,168	984	4,023	3,494
	293,845	295,907	754,944	931,498
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	8,980	8,122	19,437	24,165
Amortization of deferred revenue - silver	11,694	13,293	27,715	44,355
Amortization of deferred revenue - variable consideration adjustments - prior periods	9,482	-	6,668	(16,295)
	30,156	21,415	53,820	52,225
Pricing and volume adjustments [2]	7,113	(5,819)	3,529	(8,467)
	331,114	311,503	812,293	975,256
Treatment and refining charges	(15,006)	(20,221)	(42,165)	(62,303)
	$316,108	$291,282	$770,128	$912,953
[1] See note 15.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreement is considered variable (note 15). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2020 and amendments made to the 777 mine plan in the third quarter of 2020, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment for the three and nine months ended September 30, 2020 resulted in increased revenue of $9,482 and $6,668, respectively. This increase in revenue was primarily the result of internal business planning and amendments in the 777 mine plan resulting in mining less of the inferred resource than what was previously planned. The variable consideration adjustment for the nine months ended September 30, 2019 resulted in a reversal of revenue of $16,295.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cost of sales	$95,998	$82,286	$263,244	$250,610
Selling and administrative expenses	467	552	1,308	1,649
	$96,465	$82,838	$264,552	$252,259

(c) Share-based compensation expenses (recoveries)

Share-based compensation expenses (recoveries) are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled				Total share-based compensation expense
	RSUs	DSUs	PSUs	Stock options
Three months ended September 30, 2020
Cost of sales	$411	$-	$-	$-	$411
Selling and administrative	1,537	1,649	545	349	4,080
Other expenses	145	-	-	-	145
	$2,093	$1,649	$545	$349	$4,636
Nine months ended September 30, 2020
Cost of sales	$480	$-	$-	$-	$480
Selling and administrative	1,606	1,714	829	747	4,896
Other expenses	145	-	-	-	145
	$2,231	$1,714	$829	$747	$5,521
Three months ended September 30, 2019
Cost of sales	$(173)	$-	$-	$-	$(173)
Selling and administrative	(1,852)	(796)	-	-	(2,648)
Other expenses	(83)	-	-	-	(83)
	$(2,108)	$(796)	$-	$-	$(2,904)
Nine months ended September 30, 2019
Cost of sales	$192	$-	$-	$-	$192
Selling and administrative	33	200	-	-	233
Other expenses	137	-	-	-	137
	$362	$200	$-	$-	$562

During the nine months ended September 30, 2020, the Company granted 1,581,385 stock options (nine months ended September 30, 2019 - nil). For further details on stock options, see note 19c.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(d) Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Regional costs	$803	$807	$2,583	$2,748
Write down of UCM receivable	-	-	-	25,978
Pampacancha delivery obligation	-	-	-	7,499
(Gain) loss on disposals	(65)	-	2,792	-
Closure cost adjustment - non-producing properties	1,936	2,596	2,980	3,032
Allocation of community costs	704	1,657	2,184	1,657
Other	1,420	1,510	1,027	6,262
	$4,798	$6,570	$11,566	$47,176

During the first quarter of 2019, Hudbay recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals ("Wheaton") as a result of Hudbay's expectation that mining at the Pampacancha deposit will not begin until after 2020. The obligation is to be paid in four quarterly installments, with the first three payments having been paid in March, June and September 2020.

(e) Impairment

For the third quarter ended September 30, 2020, Hudbay recorded no impairment losses.

During the third quarter ended September 30, 2019, Hudbay recorded impairment losses of $322,249 for non-current assets relating to the Arizona cash generating units ("CGU").

Arizona
Pre-tax impairment to:
Property, plant & equipment	$322,249
Tax impact - (recovery)	(80,143)
After-tax impairment charge	$242,106

On July 31, 2019 the U.S. District Court of the District of Arizona ("Court") issued a ruling in the lawsuits challenging the U.S. Forest Service's issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Hudbay and the U.S. federal government have appealed the Court's decision to the U.S. Ninth Circuit Court of Appeals. However, the Court's ruling and the subsequent impact to the Company's market capitalization gave rise to an indicator of impairment. Following an impairment test conducted as of September 30, 2019, it was determined that the recoverable amount of the Arizona CGU was lower than its carrying value, causing Hudbay to recognize an impairment loss related to these assets.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(f) Net finance expenses

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net interest expense on long-term debt
Interest expense on long-term debt	$21,738	$19,584	$61,102	$58,674
Interest capitalized	-	(3,298)	-	(9,890)
	21,738	16,286	61,102	48,784
Accretion on streaming arrangements (note 15)
Current year additions	15,437	15,944	46,508	47,780
Variable consideration adjustments - prior periods	(4,652)	-	(3,692)	6,047
	10,785	15,944	42,816	53,827
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives	(9,147)	(1,507)	(5,076)	(5,214)
Gold prepayment liability (note 12)	9,163	-	16,735	-
Investments	(2,766)	3,579	(3,509)	5,426
	(2,750)	2,072	8,150	212
Other net finance costs
Net foreign exchange losses (gains)	(1,150)	(83)	(4,228)	1,697
Accretion on community agreements measured at amortized cost	731	289	2,973	883
Unwinding of discounts on provisions	666	1,065	2,791	3,363
Withholding taxes	2,142	1,980	6,172	6,248
Premium paid on redemption of notes (note 14)	7,252	-	7,252	-
Write-down of unamortized transaction costs (note 14)	3,817	-	3,817	-
Other finance expense	1,832	2,067	6,518	7,230
Interest income	(291)	(1,962)	(1,729)	(6,861)
	14,999	3,356	23,566	12,560
Net finance expense	$44,772	$37,658	$135,634	$115,383

Until October 1, 2019, interest expense related to certain long-term debt had been capitalized to the Rosemont project. Following the Court ruling to vacate and remand the U.S. Forest Service's issuance of the Final Record of Decision for the Rosemont project during the third quarter of 2019, Hudbay ceased capitalization effective October 1, 2019. The capitalization of this interest expense will resume upon the reinstatement of permits and will continue from that point until commercial production is reached.

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and capitalized leases.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

6. Trade and other receivables

	Sep. 30, 2020	Dec. 31, 2019
Current
Trade receivables	$108,827	$87,332
Statutory receivables	17,261	16,543
Other receivables	2,931	2,119
	129,019	105,994
Non-current
Taxes receivable	16,672	17,669
Other receivables	1,553	1,595
	18,225	19,264
	$147,244	$125,258

7. Inventories

	Sep. 30, 2020	Dec. 31, 2019
Current
Stockpile	$6,929	$10,396
Work in progress	10,665	14,420
Finished goods	65,218	62,230
Materials and supplies	52,416	51,774
	135,228	138,820
Non-current
Stockpile	16,144	14,626
Materials and supplies	5,285	4,829
	21,429	19,455
	$156,657	$158,275

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $251,821 and $668,665 for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $235,009 and $710,163).

During the nine months ended September 30, 2020, Hudbay recognized an expense of $2,221 in cost of sales related to adjustments of the carrying value of inventories to net realizable value.

During the three and nine months ended September 30, 2019, Hudbay recognized an expense of $385 and $604, respectively in cost of sales related to adjustments of the carrying value of inventories to net realizable value.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

8. Other financial assets

	Sep. 30, 2020	Dec. 31, 2019
Current
Derivative assets	$1,392	$1,712
Restricted cash	337	337
	1,729	2,049

Non-current
Investments at fair value through profit or loss	14,378	11,287
	$16,107	$13,336

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

9. Intangibles and other assets

Intangibles and other assets of $21,475 (December 31, 2019 - $10,411) includes $16,528 of other assets (December 31, 2019 - $5,384) and $4,947 of intangibles (December 31, 2019 - $5,027).

Other assets represent the carrying value of certain future community costs. The liability remaining for these agreements is recorded in other financial liabilities at amortized cost (note 12).  Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 5d). The increase in other assets during the nine months ended September 30, 2020 primarily relates to amendments to the original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

10. Property, plant and equipment

Sep. 30, 2020	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$70,073	$-	$70,073
Capital works in progress	905,093	-	905,093
Mining properties	2,152,846	(1,051,236)	1,101,610
Plant and equipment	2,725,312	(1,201,824)	1,523,488
Plant and equipment-ROU Assets[1]	220,673	(126,997)	93,676
	$6,073,997	(2,380,057)	$3,693,940

Dec. 31, 2019	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$69,903	$-	$69,903
Capital works in progress	733,874	-	733,874
Mining properties	2,146,583	(963,530)	1,183,053
Plant and equipment	2,653,752	(1,069,687)	1,584,065
Plant and equipment - ROU Assets[1]	201,972	(110,308)	91,664
	$5,806,084	$(2,143,525)	$3,662,559
[1] Includes $4,926 of capital works in progress - ROU assets (cost) that relate to the Arizona and Manitoba Business units (December 31, 2019 - $4,481)

For the nine months ended September 30, 2020, the increase in property, plant and equipment (cost) of $267,913 was mainly caused by fixed asset and construction in progress asset additions of $270,297 and increases in decommissioning and restoration assets of $50,807 (producing assets) mostly as a result of lower discount rates, partially offset by the effects of movements in exchange rates of $46,521.

11. Other liabilities

	Sep. 30, 2020	Dec. 31, 2019
Current
Provisions (note 16)	$28,784	$33,575
Pension liability	13,059	12,015
Other employee benefits	3,208	2,806
Unearned revenue	132	1,015
	$45,183	$49,411

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

12. Other financial liabilities

	Sep. 30, 2020	Dec. 31, 2019
Current
Derivative liabilities	$6,282	$10,295
Embedded derivatives (note 21c)	2,982	9,074
Other financial liabilities at amortized cost	9,361	8,707
	18,625	28,076

Non-current
Deferred Rosemont acquisition consideration	25,585	24,491
Gold prepayment liability	132,017	-
Other financial liabilities at amortized cost	35,853	15,293
	193,455	39,784
	$212,080	$67,860

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated interim income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded within net finance expense.

On May 7, 2020, the Company entered into an agreement and received $115,005 in exchange for the delivery of 79,954 gold ounces starting January 2022 and ending in December 2023, which were valued at gold forward curve prices averaging $1,682 per ounce at the time of the transaction. The agreement has been assessed as a financial liability that has been designated as fair value through profit or loss within change in fair value of financial instruments, with a component of the fair value related to the fluctuation in the Company's own credit risk being recorded to other comprehensive income. The fair value adjustment recorded in profit or loss and other comprehensive income for the nine months ended September 30, 2020 were losses of $16,735 and $277, respectively.

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The increase in other financial liabilities at amortized cost during the nine months ended September 30, 2020 primarily relates to changes in estimated community payments arising from the execution of the Pampacancha surface rights agreement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

The following table summarizes changes in other financial liabilities at amortized cost:

Balance, January 1, 2019	$21,361
Net additions	7,369
Disbursements	(6,351)
Accretion	1,222
Effects of changes in foreign exchange	399
Balance, December 31, 2019	$24,000
Net additions	110,541
Disbursements	(87,861)
Accretion	2,973
Effects of changes in foreign exchange	(4,439)
Balance, September 30, 2020	$45,214

13. Lease Liability

	Sep. 30, 2020	Dec. 31, 2019
Total minimum lease payments - lease liabilities	$78,905	$88,096
Effect of discounting	(5,535)	(6,149)
Present value of minimum lease payments	73,370	81,947
Less: current portion	(34,910)	(32,781)
	$38,460	$49,166

Minimum payments under leases:
Less than 12 months	$36,538	$27,557
13 - 36 months	35,619	48,503
37 - 60 months	2,466	7,798
More than 60 months	4,282	4,238
	$78,905	$88,096

Hudbay has entered into leases for its Peru, Manitoba and Arizona business units which expire between 2020 and 2043. The interest rates on leases which were capitalized have implicit interest rates between 1.95% to 5.13%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as a ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements for the periods ended September 30, 2020, relating to leases for which a recognition exemption was applied.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Short-term leases	$8,954	$13,236	$29,795	$35,387
Low value leases	45	13	169	82
Variable leases	10,802	13,468	33,168	44,472
Total	$19,801	$26,717	$63,132	$79,941

Payments made for short term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

14. Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2020	Dec. 31, 2019
Senior unsecured notes (a)	$1,179,709	$991,558
Less: Unamortized transaction costs - revolving credit facilities (b)	(4,605)	(6,303)
	$1,175,104	$985,255

(a) Senior unsecured notes

Balance, January 1, 2019	$989,306
Change in fair value of embedded derivative (prepayment option)	1,079
Accretion of transaction costs and premiums	1,173
Balance, December 31, 2019	$991,558
Addition to Principal, net of $8,176 transaction costs	191,824
Change in fair value of embedded derivative (prepayment option)	(6,871)
Write-down of unamortized transaction costs	2,315
Accretion of transaction costs and premiums	883
Balance, September 30, 2020	$1,179,709

On September 23, 2020, Hudbay completed an offering of $600,000 aggregate principal amount of 6.125% senior unsecured notes due April 2029 (the "2029 Notes").

Hudbay used the proceeds of the offering to satisfy and discharge all of its obligations with respect to its then outstanding $400,000 aggregate principal amount of 7.25% senior unsecured notes due 2023 (the "2023 Notes").

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

The unamortized transaction costs of $2,315 were expensed upon extinguishment of the 2023 Notes. The early redemption of these notes resulted in a charge of $7,252, which was recorded on the condensed consolidated interim income statement (note 5f).

As at September 30, 2020, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Arizona business unit.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2019	$8,276
Accretion of transaction costs	(2,342)
Transaction costs	369
Balance, December 31, 2019	$6,303
Accretion of transaction costs	(2,376)
Write-down of unamortized transaction costs	(1,502)
Transaction costs	2,180
Balance, September 30, 2020	$4,605

On August 31, 2020, Hudbay completed a restructuring of its two senior secured credit facilities. The total available credit has been reduced from $550,000 to $400,000 and various financial covenants have been amended.

The unamortized transaction costs of $1,502 were expensed upon restructuring of the credit facilities.

As at September 30, 2020, the Peru business unit had $24,795 in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $83,795 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at September 30, 2020, there were no cash advances under the credit facilities.

Surety bonds

The Arizona business unit had $8,591 in surety bonds and the Peru business unit had $20,000 in surety bonds, issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru business unit had $45,000 in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

15.  Deferred revenue

On August 8, 2012 and November 4, 2013, Hudbay entered into precious metals stream transactions with Wheaton whereby Hudbay has received aggregate deposit payments of $455,100 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and aggregate deposit payments of $429,900 against the delivery of (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the aggregate deposit payments of $885,000, as gold and silver is delivered under the stream agreements, Hudbay receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years, from the inception of the agreement.

Hudbay recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the stream agreements. Hudbay determines the amortization of deferred revenue to the condensed consolidated interim income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered under the stream agreements over the life of the 777 and Constancia life-of-mine plans. At September 30, 2020, Hudbay revised its estimate of remaining mineralization for the 777 deposit and as such adjusted the drawdown rates for the remainder of the year. For the nine months ended September 30, 2020 the drawdown rates for the 777 stream agreement for gold and silver were $1,155 and $22.07 per ounce, respectively (year ended December 31, 2019 - $1,177 and $22.51 per ounce, respectively). For the nine months ended September 30, 2020 the drawdown rates for the Constancia stream agreement for gold and silver were $976 and $21.52 per ounce, respectively (year ended December 31, 2019 - $948 and $21.77 per ounce, respectively). Hudbay estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

Hudbay has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Hudbay's streaming arrangements are secured against the mining properties and other business unit assets associated with the applicable stream.

Hudbay expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2036.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the legal deposit provided by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. Given the mineral reserve and resources of the 777 mine and the current mine plan, there is a possibility that an amount of the legal deposit may not be repaid by means of 777 mine's precious metals credits over its expected remaining mine life. As at September 30, 2020, this prepayment amount does not meet the definition of a financial liability. Hudbay incorporates the possibility of repayment as part of its assessment of variable consideration in recognizing the amount of deferred revenue to recognize in income.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

The following table summarizes changes in deferred revenue:

Balance, January 1, 2019	$566,078
Amortization of deferred revenue
Liability drawdown	(92,398)
Variable consideration adjustments - prior periods	16,295
Accretion on streaming arrangements
Current year additions	63,725
Variable consideration adjustments - prior periods	6,047
Effects of changes in foreign exchange	4,009
Balance, December 31, 2019	$563,756
Amortization of deferred revenue
Liability drawdown	(47,152)
Variable consideration adjustments - prior periods	(6,668)
Accretion on streaming arrangements (note 5f)
Current year additions	46,508
Variable consideration adjustments - prior periods	(3,692)
Effects of changes in foreign exchange	(2,171)
Balance, September 30, 2020	$550,581

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2020 and amendments made to the 777 mine plan in the third quarter of 2020, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $6,668 and reversal of finance expense of $3,692 for the nine months ended September 20, 2020 (December 31, 2019 - revenue reversal of $16,295 and additional finance expense $6,047).

During the nine months ended September 30, 2020, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's mineral reserve and resources estimates coupled with a change to the 777 mine plan. During the year ended December 31, 2019, and first quarter of 2020, the Company recognized an adjustment to gold and silver revenue and finance costs.

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2020	Dec. 31, 2019
Current	$73,296	$86,933
Non-current	477,285	476,823
	$550,581	$563,756

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

16. Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Sep. 30, 2020	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$21,327	$4,979	$2,478	$-	$-	$28,784
Non-current	318,995	-	2,710	831	1,344	323,880
	$340,322	$4,979	$5,188	$831	$1,344	$352,664

Dec. 31, 2019	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$23,621	$3,876	$4,468	$-	$1,610	$33,575
Non-current	278,495	-	1,009	-	1,346	280,850
	$302,116	$3,876	$5,477	$-	$2,956	$314,425

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 0.13% to 1.46% per annum (2019 - 1.59% to 2.39%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

During the nine months ended September 30, 2020, the decommissioning, restoration and similar liabilities increased by $38,206. This was mainly the result of lower discount rates, compared to December 31, 2019, associated with discounting the provisions, increasing the liabilities by $52,972, which was partially offset by payments of $13,766 and a weaker Canadian dollar impacting the liabilities of the Manitoba segment by $4,183.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

17. Pension and other employee benefits

Pension obligations

Hudbay uses a December 31 measurement date for all of its plans. As at September 30, 2020, the discount rate applied to the most recent actuarial valuation decreased to 2.67% compared to the December 31, 2019 discount rate of 3.08%, reflecting lower corporate bond yields utilized for discounting pension liabilities. The decrease in the discount rate has resulted in an increase in the defined benefit pension obligation which was offset by changes in plan assets.

Other employee benefits

Hudbay sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. As at September 30, 2020, the discount rate applied to the most recent actuarial valuation decreased to 2.88% compared to the December 31, 2019 discount rate of 3.17%, reflecting lower corporate bond yields utilized for discounting other employee benefit liabilities. The decrease in the discount rate has resulted in an increase in the long-term employee benefit plans and non-pension post-employment benefit plans obligation.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

18. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Current:
Income taxes	$9	$6,542	$709	$12,198
Mining taxes	2,916	(1,573)	2,899	4,282
Adjustments in respect of prior years	-	-	(349)	(642)
	2,925	4,969	3,259	15,838
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	(669)	(81,200)	(28,580)	(84,774)
Mining tax (recoveries) expenses - origination, revaluation and/or reversal of temporary difference	(2,245)	2,442	(3,075)	283
Adjustments in respect of prior years	-	218	386	599
	(2,914)	(78,540)	(31,269)	(83,892)
	$11	$(73,571)	$(28,010)	$(68,054)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

(b) Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets:

	Sep. 30, 2020	Dec. 31, 2019
Deferred income tax asset	$78,060	$69,950
Deferred mining tax asset	7,682	5,096
	85,742	75,046

Deferred income tax liability	(212,074)	(233,218)
Deferred mining tax liability	(9,119)	(9,710)
	(221,193)	(242,928)
Net deferred tax liability balance, end of period	$(135,451)	$(167,882)

Hudbay has retroactively changed its presentation of deferred tax assets and liabilities to separate out the Canadian mining tax assets and liabilities, which has the effect of changing the prior reported balances of deferred tax assets and deferred tax liabilities. There is no net impact to cash flows or net deferred tax liabilities.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(c) Changes in deferred tax assets and liabilities:

	Nine months ended September 30, 2020	Year ended Dec. 31, 2019
Net deferred tax liability balance, beginning of year	$(167,882)	$(308,577)
Deferred tax recovery	31,269	144,865
OCI transactions	(1,160)	1,878
Foreign currency translation on the deferred tax liability	2,322	(6,048)
Net deferred tax liability balance, end of period	$(135,451)	$(167,882)

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Nine months ended September 30, 2020		Year ended Dec. 31, 2019
	Common shares	Amount	Common shares	Amount
Beginning and end of period	261,272,151	$1,777,340	261,272,151	$1,777,340

During the nine months ended September 30, 2020, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $1,804 and $1,979 in dividends on March 27, 2020 and September 25, 2020 to shareholders of record as of March 10, 2020 and September 4, 2020.

During the nine months ended September 30, 2019, the Company paid $1,955 and $1,972 in dividends on March 29, 2019 and September 27, 2019 to shareholders of record as of March 8, 2019 and September 6, 2019.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(c) Equity-settled share-based compensation - stock options:

Hudbay may grant options to employees, officers, directors or consultants of Hudbay or its affiliates to purchase common shares of Hudbay.

During the nine months ended September 30, 2020, the Company granted 1,581,385 stock options (nine months ended September 30, 2019 - nil). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the nine months ended:	Sep. 30, 2020
Weighted average share price at grant date (CAD)	$3.77
Risk-free rate	1.14%
Expected dividend yield	0.5%
Expected stock price volatility (based on historical volatility)	57.0%
Expected life of option (months)	84
Weighted average per share fair value of stock options granted (CAD)	$2.02

During the nine months ended September 30, 2020, 12,052 stock options were forfeited, which resulted in 1,569,333 options outstanding as of September 30, 2020. There are no stock options outstanding that are exercisable as at September 30, 2020.

20. Earnings per share

	Three months ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Basic and diluted weighted average common shares outstanding	261,272,151	261,272,151	261,272,151	261,272,151

The determination of the diluted weighted-average number of common shares excludes the impact of 1,574,357 and 1,506,625 weighted-average stock options outstanding that were anti-dilutive for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - nil).

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive. For the three and nine months ended September 30, 2020 and 2019, Hudbay calculated diluted loss per share using 261,272,151 common shares.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

21. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Sep. 30, 2020		Dec. 31, 2019
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$449,014	$449,014	$396,146	$396,146
Restricted cash[1]	337	337	337	337
Fair value through profit or loss
Trade and other receivables1, [2]	113,311	113,311	91,046	91,046
Non-hedge derivative assets[3]	1,392	1,392	1,712	1,712
Prepayment option - embedded derivatives[7]	9,456	9,456	2,585	2,585
Investments at FVTPL[4]	14,378	14,378	11,287	11,287
Total financial assets	587,888	587,888	503,113	503,113
Financial liabilities at amortized cost
Trade and other payables1, [2]	143,988	143,988	184,604	184,604
Deferred Rosemont acquisition consideration[8]	25,585	25,585	24,491	24,491
Other financial liabilities[5]	39,446	45,214	21,338	24,000
Senior unsecured notes[6]	1,210,488	1,189,165	1,050,126	994,143
Fair value through profit or loss
Embedded derivatives[3]	2,982	2,982	9,074	9,074
Gold prepayment liability[9]	132,017	132,017	-	-
Non-hedge derivative liabilities[3]	6,282	6,282	10,295	10,295
Total financial liabilities	1,560,788	1,545,233	1,299,928	1,246,607
Net financial liability	$(972,900)	$(957,345)	$(796,815)	$(743,494)
[1] Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
[4] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[5] These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
[6] Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.
[7] Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
[8] Discounted value based on a risk adjusted discount rate.
[9] The gold prepayment liability (note 12) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the nine months ended September 30, 2020 was a loss of $277.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,392	$-	$1,392
Investments at FVTPL	14,378	-	-	14,378
Prepayment option embedded derivative	-	9,456	-	9,456
	$14,378	$10,848	$-	$25,226
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$2,982	$-	$2,982
Non-hedge derivatives	-	6,282	-	6,282
Gold prepayment liability[1]	-	132,017	-	132,017
	$-	$141,281	$-	$141,281
[1]The gold prepayment liability (note 12) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the nine months ended September 30, 2020 was a loss of $277.

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,712	$-	$1,712
Investments at FVTPL	11,287	-	-	11,287
Prepayment option embedded derivative	-	2,585	-	2,585
	$11,287	$4,297	$-	$15,584
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$9,074	$-	$9,074
Non-hedge derivatives	-	10,295	-	10,295
	$-	$19,369	$-	$19,369

Hudbay's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended September 30, 2020 and 2019 Hudbay did not make any transfers.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2020, Hudbay had 57.3 million pounds of net copper swaps outstanding at an effective average price of $2.93/lb and settling across October 2020 to January 2021. As at December 31, 2019, Hudbay had 66.1 million pounds of net copper swaps outstanding at an effective average price of $2.67/lb and settling across January to April 2020. The aggregate fair value of the transactions at September 30, 2020 was a liability of $5,675 (December 31, 2019 was a liability position of $8,362).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At September 30, 2020, Hudbay held contracts for forward zinc purchased of 7.7 million pounds (December 31, 2019 - 12.7 million pounds) that related to forward customer sales of zinc. Prices range from $0.87/lb to $1.14/lb (December 31, 2019 - $1.00/lb to $1.15/lb) and settlement dates extend to January 2021. The aggregate fair value of the transactions at September 30, 2020 was a net asset position of $785 (December 31, 2019 - a net liability position of $221).

(c) Embedded derivatives

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

As at September 30, 2020 and 2019, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Sep. 30, 2020	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2019
Copper	pounds (in thousands)	64,104	72,977	2.98	2.80
Gold	oz	11,664	16,152	1,519	1,522
Silver	oz	85,782	124,371	16.94	17.86

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at September 30, 2020, was an asset position of $4,889 (December 31, 2019 - an asset position of $10,165).

Prepayment option embedded derivative

The senior unsecured notes (note 14) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as change in fair value of financial instruments (note 5f). The fair value of the embedded derivative at September 30, 2020 was an asset of $9,456 (December 31, 2019 - an asset of $2,585).

Pampacancha delivery obligation-embedded derivative

Hudbay has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined until after 2020 (note 12). The fair value of the embedded derivative at September 30, 2020 was a liability of $2,982 (December 31, 2019 - a liability of $9,074).

(d)  Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 12) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the embedded derivative at September 30, 2020 was a liability of $132,017 (December 31, 2019 - nil).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

22. Commitments and contingencies

Capital commitments

As at September 30, 2020, Hudbay had outstanding capital commitments in Canada of approximately $42,902 of which $37,703 can be terminated, approximately $34,674 in Peru, all of which can be terminated, and approximately $179,782 in Arizona, primarily related to the Rosemont project, of which approximately $89,194 can be terminated by Hudbay.

23. Supplementary cash flow information

(a) Change in non-cash working capital:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Change in:
Trade and other receivables	$(22,251)	$(31,590)	$(27,986)	$(2,611)
Other financial assets/liabilities	(2,508)	1,181	(3,661)	223
Inventories	8,320	(7,083)	521	(25,308)
Prepaid expenses	(40)	4,818	2,322	(368)
Trade and other payables	11,510	788	(10,817)	(3,241)
Provisions and other liabilities	(1,479)	4,165	2,219	5,352
	$(6,448)	$(27,721)	$(37,402)	$(25,953)

Hudbay has retroactively changed its presentation of changes in taxes payable/receivable in the statements of cash flows to report all changes in taxes payable/receivable within the operating cash flow before changes in non-cash working capital. There is no net impact to cash flows from operating activities. All comparative periods have been revised.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

(b) Non-cash transactions:

During the nine months ended September 30, 2020 and 2019, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities for the nine months ended September 30, 2020 led to a net increase in related property, plant and equipment assets of $50,807 (nine months ended September 30, 2019 - increase of $42,849) related to lower discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $17,420 (nine months ended September 30, 2019 - $19,751) of capital additions related to the recognition of ROU assets.

- Immediately prior to purchasing United Copper & Moly LLC's ("UCM") remaining interest in the Rosemont project, Hudbay agreed to release UCM from repayment obligations under a Rosemont project loan in exchange for an increase in equity in Rosemont. As a result, the loan receivable balance of $25,978 was written off. Hudbay recognized the loss on write-off of the loan receivable in the income statement (refer to Note 5d). In addition, in order to recognize previously unfunded contributions to the Rosemont Project due from UCM, Hudbay recognized an increase to other capital reserves, a component of shareholder's equity.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

24. Segmented information

Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended September 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$164,719	$151,389	$-	$-	$316,108
Cost of sales
Mine operating costs	90,460	90,372	-	-	180,832
Depreciation and amortization	42,977	53,021	-	-	95,998
Gross profit	31,282	7,996	-	-	39,278
Selling and administrative expenses	-	-	-	10,902	10,902
Exploration and evaluation	719	1,984	-	47	2,750
Other expense	2,060	1,377	1,104	257	4,798
Results from operating activities	$28,503	$4,635	$(1,104)	$(11,206)	$20,828
Net interest expense on long term debt					21,738
Accretion on streaming arrangements					10,785
Change in fair value of financial instruments					(2,750)
Other net finance costs					14,999
Loss before tax					(23,944)
Tax expense					11
Loss for the period					$(23,955)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

Three months ended September 30, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$132,981	$158,301	$-	$-	$291,282
Cost of sales
Mine operating costs	96,854	81,187	-	-	178,041
Depreciation and amortization	35,050	47,236	-	-	82,286
Gross profit	1,077	29,878	-	-	30,955
Selling and administrative expenses	-	-	-	5,177	5,177
Exploration and evaluation	5,209	1,133	-	1,326	7,668
Other expense (income)	4,131	2,210	572	(343)	6,570
Asset Impairment	-	-	322,249	-	322,249
Results from operating activities	$(8,263)	$26,535	$(322,821)	$(6,160)	$(310,709)
Net interest expense on long term debt					16,286
Accretion on streaming arrangements					15,944
Change in fair value of financial instruments					2,072
Other net finance costs					3,356
Loss before tax					(348,367)
Tax recovery					(73,571)
Loss for the period					$(274,796)

Nine Months Ended September 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$443,832	$326,296	$-	$-	$770,128
Cost of sales
Mine operating costs	283,541	218,710	-	-	502,251
Depreciation and amortization	129,830	133,414	-	-	263,244
Gross profit (loss)	30,461	(25,828)	-	-	4,633
Selling and administrative expenses	-	-	-	26,718	26,718
Exploration and evaluation	5,713	4,700	-	302	10,715
Other expense	4,735	4,356	1,262	1,213	11,566
Results from operating activities	$20,013	$(34,884)	$(1,262)	$(28,233)	$(44,366)
Net interest expense on long term debt					61,102
Accretion on streaming arrangements					42,816
Change in fair value of financial instruments					8,150
Other net finance costs					23,566
Loss before tax					(180,000)
Tax recovery					(28,010)
Loss for the period					$(151,990)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

Nine Months Ended September 30, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$392,674	$520,279	$-	$-	$912,953
Cost of sales
Mine operating costs	282,402	254,033	-	-	536,435
Depreciation and amortization	98,422	152,188	-	-	250,610
Gross profit	11,850	114,058	-	-	125,908
Selling and administrative expenses	-	-	-	30,499	30,499
Exploration and evaluation	13,174	3,680	-	4,156	21,010
Other expenses (income)	6,862	11,847	28,526	(59)	47,176
Asset impairment	-	-	322,249	-	322,249
Results from operating activities	$(8,186)	$98,531	$(350,775)	$(34,596)	$(295,026)
Net interest expense on long term debt					48,784
Accretion on streaming arrangements					53,827
Change in fair value of financial instruments					212
Other net finance costs					12,560
Loss before tax					(410,409)
Tax recovery					(68,054)
Loss for the period					$(342,355)

September 30, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$784,047	$2,522,230	$709,610	$574,801	$4,590,688
Total liabilities	551,271	931,808	77,103	1,346,042	2,906,224
Property, plant and equipment[1]	670,979	2,288,828	702,302	31,831	3,693,940
[1] Included in Corporate and other activities are $27,290 of property, plant and equipment that is located in Nevada.

December 31, 2019
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$779,896	$2,556,895	$700,799	$423,467	$4,461,057
Total liabilities	556,267	926,642	78,988	1,051,037	2,612,934
Property, plant and equipment[1]	684,679	2,253,404	691,538	32,938	3,662,559
[1] Included in Corporate and other activities are $27,273 of property, plant and equipment that is located in Nevada.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2020 and 2019

25. Events after the reporting period

777 Operations Update

Production at the 777 mine was temporarily suspended due to an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.  Underground mining activity has resumed at 777 with limited production from the mine's ramp access. Fourth quarter production and sales volumes will be impacted, and the Company is implementing production mitigation plans.